# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: PRIMECAP Odyssey Funds, CIK 0001293967
CUSIP: 74160Q400
Title of class of securities: PRIMECAP Odyssey Discovery ETF
Address of issuer's principal executive offices: 177 EAST COLORADO BOULEVARD, 11TH FLOOR, 177 EAST COLORADO BOULEVARD, 11TH FLOOR, PASADENA, California (CA), 91105
Date of event which requires filing of this statement: 10/30/2026
Amends the filing with accession number 0002158628-26-000002
Filed by CIK 0002158628
Persons authorized to receive notices and communications: Jennifer A. Ottosen, PRIMECAP Management Company, 177 East Colorado Boulevard, 11th Floor, Pasadena, California (CA), 91105, (626) 304-9222; Sara P. Crovitz, Stradley Ronon Stevens Young, LLP, 2000 K Street NW, Suite 700, Washington, District Of Columbia (DC), 20006, (212) 451-2300

## Reporting persons
- Molinelli Gregory Todd (CIK 0002158628): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 80,000; shared voting power 0; sole dispositive power 80,000; shared dispositive power 0; aggregate amount beneficially owned 80,000 (3.9% of the class)
  Comment: This Amendment No. 1 to Schedule 13D relates to the common shares ("Shares") of PRIMECAP Odyssey Discovery ETF ("POMG"), and amends the initial statement on Schedule 13D filed by the undersigned on October 26, 2026, as specifically set forth herein. This Amendment No. 1 is being filed to reflect a decrease in beneficial ownership of Shares by the Reporting Persons as a result of the 2,060,000 Shares of POMG outstanding on October 30, 2026.

## Item 1. Security and Issuer
Title of class of securities: PRIMECAP Odyssey Discovery ETF
Name of issuer: PRIMECAP Odyssey Funds
Address of issuer's principal executive offices: 177 EAST COLORADO BOULEVARD, 11TH FLOOR, 177 EAST COLORADO BOULEVARD, 11TH FLOOR, PASADENA, California (CA), 91105

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting person owns 80,000 shares of POMG, which accounts for 3.88% of the total outstanding shares.
Number of shares as to which each person has sole or shared power to vote or dispose:
Sole Voting Power: 80,000 shares
Shared Voting Power: 0
Sole Dispositive Power: 80,000 shares
Shared Dispositive Power: 0
Other persons with the right to receive dividends or sale proceeds: N/A
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of October 30, 2026, the Reporting Person ceased to be the beneficial owner of more than 5% of the class of securities.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: None

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None

## Signatures
- Molinelli Gregory Todd: /s/Gregory Molinelli, Gregory Molinelli, Executive Vice President (11/02/2026)